SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------


                                 SCHEDULE 14D-9


  SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)OF THE SECURITIES
                              EXCHANGE ACT OF 1934



                            Trex Medical Corporation
                          ----------------------------
                            (Name of Subject Company)

                            Trex Medical Corporation
                         ------------------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.01 par value
                            ------------------------
                         (Title of Class of Securities)


                                   89531R 10 1
                             -----------------------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                               ------------------

 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE:


Investor Contact: 781-622-1111
Media Contact: 781-622-1252


          Trex Medical Announces Cash Tender Offer by Thermo Electron



DANBURY, Conn., October 17, 2000 - Trex Medical Corporation (ASE: TXM) announced today that its parent company, Thermo Electron Corporation (NYSE: TMO), plans to take Trex Medical private at a cash price of $2.15 per share. Thermo Electron expects to initiate a cash tender offer by the end of the month for any and all of the outstanding shares of Trex Medical common stock held by minority shareholders.

      As of September 30, 2000, Thermo Electron owned approximately 78.6% of Trex Medical common stock. The goal of the tender offer is to bring Thermo Electron's equity ownership in Trex Medical to at least 90 percent. If Thermo Electron achieves this 90-percent ownership threshold, it plans to acquire all remaining outstanding shares of Trex Medical common stock through a "short-form" merger. In the short-form merger, shareholders who do not participate in the tender offer would also receive $2.15 in cash for their Trex Medical shares.

      The  tender  offer  and  proposed  subsequent  short-form  merger  require
Securities  and  Exchange  Commission   clearance  of  necessary  filings.   The
short-form merger would not require Trex Medical board or shareholder approval.

      If Thermo Electron successfully obtains ownership of at least 90 percent of the outstanding Trex Medical shares, it expects to complete this spin-in by the end of the fourth quarter of 2000.

      Trex Medical Corporation is a leading manufacturer of digital dental X-ray equipment. In addition, the company manufactures general-purpose and specialized medical imaging systems. More information is available on the Internet at http://www.thermo.com/subsid/txm1.html.

Other Important Information:

The tender offer that is described in this announcement has not yet commenced. Once the tender offer commences, we will file a solicitation/recommendation statement with the Securities and Exchange Commission. You should read this document when it becomes available because it will contain important information about the tender offer. You can obtain the solicitation/recommendation statement and other documents that will be filed with the Securities and Exchange
Commission for free when they are available on the Securities and Exchange Commission's Web site at http://www.sec.gov. Also, if you write us or call us, we will send you the solicitation/recommendation statement for free when it is available.

You can call us at (781) 622-1111, or write to us at:

Investor Relations Department
Trex Medical Corporation
81 Wyman Street, P.O. Box 9046
Waltham, MA 02454-9046



                                     -more-

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on form 10-K for the fiscal year ended October 2, 1999. These include risks and uncertainties relating to: dependency on capital spending policies, technological change, product development and commercialization, the company's acquisition strategy, competition, dependency on patents and property rights, intellectual property litigation, government regulation and approvals, healthcare reform, patient reimbursement, potential product liability, international operations, and the cash management arrangement with Thermo Electron Corporation.


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